First Choice Healthcare Solutions, Inc.

709 S. Harbor City Blvd., Suite 250

Melbourne, Florida 32901

Phone: 321-725-0090 Fax: 321-723-3996

Thursday, September 26, 2013

Mr. Daniel L. Gordon

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	First Choice Healthcare Solutions, Inc.
Form 10K for the Fiscal Year Ended December 31, 2012
Filed April 1, 2013
File No. 0-53012

Dear Branch Chief Gordon,

Thank you for your letter dated September 9, 2013. Please accept our response:

Item 11.  Executive Compensation, page 3

Future periodic reports will disclose the information required by Items 402(n) and 402(o) of Regulation S-K. A narrative description of any material factors necessary to understand the information disclosed will be disclosed in a summary compensation table.

Note 1 – Organization, Business and Principles of Consolidation, page F-7

First Choice Medical Group of Brevard LLC (FCMG) began business in September 2011. Its first fiscal year ended October 31, 2011. At the end of its first fiscal year the FCMG reported no income and only four expense transactions totaling $8,280.00. As such, the First Choice Healthcare Solutions, Inc. (FCHS) believed the number and value of the transactions did not warrant the $20,000 estimated cost of an independent audit. At the time FCMG had no income and FCHS management believed FCMG may not be a viable business requiring an independent audit of its first fiscal year.

In response to your letter, FCHS is prepared to complete an independent audit of FCMG fiscal year ending October 31, 2011 and a stub audit of FCMG for the period beginning November 1, 2012 and ending April 2, 2013, should the Commission find it to be required.

First Choice Healthcare Solutions, Inc. is responsible for the adequacy and accuracy of the disclosure in our filing. We acknowledge Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company acknowledges it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Christian C. Romandetti

President